SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 19, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on March 19, 2020.

BANCO MACRO S.A.

NOTICE OF SHAREHOLDERS’ MEETING

The Board of Directors of Banco Macro S.A. calls for a General and Special Shareholders’ Meeting to be held on April 30th 2020, at 11:00 AM, at Avenida Eduardo Madero 1172, Autonomous City of Buenos Aires, which is not its principal place of business, to discuss the following Agenda:

AGENDA

1) Appoint two shareholders to sign the Minutes of the Shareholders’ Meeting.

2) Evaluate the documentation provided for in section 234, subsection 1 of Law No. 19550, for the fiscal year ended December 31st 2019.

3) Evaluate the management of the Board and the Supervisory Committee.

4) Evaluate the application of the retained earnings as of December 31st 2019. Total Retained Earnings: AR$ 40,588,848,524.10 which the Board proposes may be applied as follows: a)  AR$ 8,159,955,104.82 to Legal Reserve Fund; b) AR$ 32,428,893,419.28 to the optional reserve fund for future profit distributions, pursuant to Communication “A” 6464 and its complementary issued by the Central Bank of the Republic of Argentina.

5) Separate a portion of the optional reserve fund for future profit distributions in order to allow the application of AR$ 12,788,268,160 to the payment of a cash dividend, within 10 business days of its approval by the Shareholders’ Meeting, subject to the prior authorization of the Central Bank of the Republic of Argentina. Delegate to the Board of Directors the power to determine the date of the effective availability to the Shareholders of the cash dividend.

6) Evaluate the remunerations of the members of the Board of Directors for the fiscal year ended December 31st 2019 within the limits as to profits, pursuant to section 261 of Law Nro. 19550 and the Rules of the Comisión Nacional de Valores (Argentine Securities Exchange Commission).

7) Evaluate the remunerations of the members of the Supervisory Committee for the fiscal year ended December 31st 2019.

8) Evaluate the remuneration of the independent auditor for the fiscal year ended December 31st 2019.

9) Appoint: (i) three regular directors who shall hold office for three fiscal years, in order to fill the vacancies generated by the expiration of their offices; (ii) one regular director who shall hold office for one year, in order to fill the vacancy generated by the resignation of Mr. Juan Martín Monge Varela and complete the term of his office; (iii) one regular director who shall hold office for two years, in order to fill the vacancy generated by the resignation of Mr. Martín Estanislao Gorosito and complete the term of his office; (iv) one alternate director who shall hold office for two fiscal years in order to fill the vacancy generated by the resignation of Mr. Alejandro Guillermo Chiti and complete the term of his office.

10) Establish the number and designate the regular and alternate members of the Supervisory Committee who shall hold office for one fiscal year.

11) Appoint the independent auditor for the fiscal year to end on December 31st 2020.

12) Determine the auditing committee’s budget.

13) Authorization to carry out all acts and filings that are necessary to obtain the administrative approval and registration of the resolutions adopted at the Shareholders’ Meeting.

THE BOARD OF DIRECTORS

NOTES: (i) When considering item 5 of the Agenda, the Shareholders’ Meeting shall be held as a Special Meeting; (ii) In order to attend the Shareholders’ Meeting, all Shareholders shall by April 24th 2020, at Avenida Eduardo Madero 1182, Ciudad Autónoma de Buenos Aires, from 10 am to 3 pm: (a) deposit evidence or proof of their book-entry shares issued for such purpose by Caja de Valores S.A. and provide sufficient evidence of identity and legal capacity, as the case may be; (b) inform holder’s name and last name or complete corporate name, as the case may be, identity card type and number of individuals or, if the shareholder is a legal entity, then they shall furnish all registration data expressly stating the registry with which such legal entity filed all its organizational documents and the jurisdiction and domicile thereof and the domicile thereof. All persons attending the Shareholders’ Meeting in the name and on behalf of any shareholder shall provide identical information; and (c) all shareholders being trusts, foundations or any other similar legal entity shall submit the documents required under section 26, Chapter II, Section II of the Rules of the Argentine Securities Exchange Commission; (iii) no person subject to the provisions regarding disqualification grounds provided for in section 10 of Act No. 21526 of Financial Entities and Communication "A" 6304 issued by the Central Bank of the Republic of Argentina and its modifications may be nominated to be a member of the Board of Directors or the Supervisory Committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 19, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer